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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                -----------


                                  FORM 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        THE WILLOWBRIDGE FUND, L.P.
           (Exact name of registrant as specified in its charter)


     Delaware                                               22-2678474
(State or other jurisdiction of                           (I.R.S. employer
 incorporation or organization)                           identification no.)

                               4 Benedek Road
                            Princeton, NJ 08540
           (Address of principal executive offices and zip code)

                              (609) 921-0717
           (Registrant's telephone number, including area code)


    Securities to be registered pursuant to Section 12(b) of the Act:

                                    NONE



    Securities to be registered pursuant to Section 12(g) of the Act:


                         Limited Partnership Units



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Item 1.  Business

General

         The Willowbridge Fund, L.P. (the "Partnership") is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act. The business of the Partnership is to trade, buy, sell or otherwise acquire, hold or dispose of commodity futures contracts, options on physical commodities and on commodity futures contracts, forward contracts, and any rights pertaining thereto ("Commodity Interests") and to engage in all activities incident thereto. The objective of the Partnership is the appreciation of its assets through speculative trading.

         Ruvane Investment Corporation, a Delaware corporation (the "General Partner"), is the general partner of the Partnership. The Partnership and the General Partner maintain their principal business office at 4 Benedek Road, Princeton, New Jersey 08540. The telephone number for the Partnership and the General Partner is (609) 921-0717, the facsimile number is (609) 921-0577, and their e-mail address is ruvane@aol.com. The General Partner has been registered with the Commodities Futures Trading Commission ("CFTC") pursuant to the Commodity Exchange Act, as amended (the "CEA"), as a Commodity Pool Operator ("CPO") since August 8, 1995, as a Commodity Trading Advisor ("CTA") since January 12, 1990 and as an introducing broker since May 8, 1995, and is a member of the National Futures Association ("NFA") in such capacities. See " -- The General Partner."

         The General Partner has selected Willowbridge Associates Inc. (the "Advisor") as the Partnership's trading advisor. The Advisor's main business address is 101 Morgan Lane, Suite 180, Plainsboro, New Jersey 08536 and its telephone number is (609) 936-1100. The Advisor also has offices at 667 Madison Avenue, New York, New York 10021. The Advisor has been registered as a CPO and a CTA pursuant to the CEA since May 3, 1988 and is a member of the NFA in such capacities. All trading decisions regarding the Partnership are made by the Advisor. See "-- The Advisor."

The General Partner

         The General Partner, to the exclusion of the limited partners of the Partnership (the "Limited Partners"), manages and conducts the business of the Partnership. The General Partner (i) selects and monitors the independent commodity trading advisors and the commodity brokers; (ii) allocates and/or reallocates assets of the Partnership to or from the advisors; (iii) determines if an advisor or commodity broker should be removed or replaced; (iv) negotiates management fees, incentive fees and brokerage commissions; and (v) performs such other services as the Partnership may from time to time request.

         The General Partner is responsible for the allocation of the Partnership's capital among investment programs of the Advisor. See " --




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The Advisor." In addition, the General Partner may introduce the
Partnership's trades to the Partnership's commodity brokers. Under the terms of the Amended and Restated Limited Partnership Agreement of the Partnership (the "Partnership Agreement"), the General Partner will maintain its capital contributions to the Partnership in an amount equal to 1% of the aggregate capital raised by the Partnership from time to time. As of September 30, 1997, the General Partner owned approximately $609,000 of general partnership interests in the Partnership. The General Partner is a Delaware Corporation organized in January 1990. The principal of the General Partner is Robert L. Lerner. See "Directors and Executive Officers."

Investment Philosophy

         The justification for futures trading is that it provides the means for those who produce or deal in cash commodities to hedge against unpredictable price changes. Price fluctuations affect the value of inventory, the cost of production and the competitive pricing of end products. The risks of price fluctuation confront and threaten a diverse set of firms that merchandise, store or process large volumes of cash commodities. Government securities dealers, for example, often maintain a large inventory of notes and bonds. Even a small increase in prevailing interest rate levels can significantly reduce the value of those inventory holdings, and hence the price at which they can be sold. In determining the pricing of its output, the large baker, for example, is subject to the market prices of its raw materials, such as wheat, sugar and cocoa. A sudden increase in the prices of these materials will raise the cost of production and negatively affect the competitiveness of the finished product. Other entities that face the risks associated with market price fluctuation include farmers, grain elevator operators, importers, refiners and commercial banks. The constraint these entities face is that there are no short run substitutes for certain items essential for continued operation. The baker cannot function without flour, the securities dealer without bonds or the refiner without crude oil. As a result, the need arises for a vehicle through which commercial entities as a group can transfer the risk of price fluctuation to some other group that is willing to bear that risk. The futures markets exist as the vehicle that allows the transfer of price risk from commercial entities, called hedgers, to risk-bearing entities, called investors or speculators.

         The General Partner believes that, if an investor utilizes a disciplined approach to managing risk, and is appropriately capitalized, the investor will earn a premium for bearing risk. It is this premium that is the source of returns to futures investing. The returns to futures investing are driven by events that upset the supply and demand equilibrium of the underlying commodity market. For example, a change in the prime rate will affect interest rate and currency instruments, a drought will alter the production expectations for agricultural products, or the prospect of a shooting war in the Middle East will cause the prices of crude oil and its derivatives to fluctuate. It is during these periods of disruption that the risk premium generally is paid. Conversely, when commodity markets are stable and directionless, returns from risk premia are not to be expected. Since traditional investment instruments like stocks and bonds perform poorly during disruptive periods and well in a stable economic environment, a futures investment can offer the potential benefits of diversification to a traditional portfolio.




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         The General Partner believes that two important considerations in evaluating an investment opportunity are whether the investment has a sound underlying economic foundation for its expected return and whether the approach employed by the investment's manager has the capability to realize that return. The General Partner's approach to investment in futures is designed to achieve consistent profits over the long term. The key to the General Partner's investment approach is diversification among trading methods and among markets, which is intended to reduce the variability of returns while maintaining the ability to capitalize on profitable trends.

         The General Partner allocates the Partnership's capital to investment programs of the Advisor, which use a mix of trading strategies that (i) have demonstrated the ability to achieve long-term trading success and (ii) enhance the diversification characteristics of the account. The General Partner measures the success of an investment program by its trading and research results and experience.

         The General Partner believes that an account should be considered a long-term investment in order to afford the different trading strategies and investment programs time to operate under a variety of different market conditions. Consequently, the General Partner may choose not to reallocate capital from or terminate an investment program or trading strategy even if that investment program or trading strategy has had an unprofitable period of significant duration. As the performance of the investment programs and trading strategies will vary, the percentage of the Partnership's capital under the management of each may vary also. Therefore, it is unlikely that the current capital allocations will in fact be the actual allocations at any time during the Partnership's operations. When capital is withdrawn from the Partnership, the capital under each investment program's and trading strategy's management will be reduced in amounts determined by the Advisor, in consultation with the General Partner.

         Extensive leverage is available in futures markets. The General Partner will monitor the Advisor's trading so that leverage remains within levels acceptable to the General Partner, in its sole discretion. In general, the General Partner anticipates that margin commitments for the Partnership will range between 15% and 40% of capital.

         The Partnership has no employees and the General Partner has two employees. Fund Administration and management information systems are provided by Derivitives Portfolio Management LLC.

The Advisor

         The General Partner has selected Willowbridge Associates Inc. as the Partnership's trading advisor. The Advisor is a global trading advisor, managing over U.S. $982.7 million in client capital (U.S. $722.2 million of actual funds and U.S. $260.5 million of notional funds) as of September 30, 1997 in futures, foreign exchange, interest rates and related markets for international banks, brokerage firms, pension funds, institutions and high net worth individuals. The Advisor was organized as a Delaware corporation in January 1988 and trades on a 24-hour



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basis in over 70 markets worldwide. The primary activity of Willowbridge is to buy, sell (including short sales), spread or otherwise trade in Commodity Interests. The Advisor may, to a limited extent, also trade in other instruments. The trading principals of the Advisor are Philip L. Yang and Michael Y. Gan.

         The Advisor makes trading decisions pursuant to its trading strategies under the investment programs, as well as pursuant to any other trading program, selected by the General Partner. As used herein, the term "trading system" refers to a computerized technical, systematic trading program of the Advisor, the term "trading approach" refers to a discretionary trading program of the Advisor and the term "trading strategy" refers to either a trading system or a trading approach.

Trading Programs

         Commodity traders generally rely on either fundamental or technical analysis, or a combination thereof, in making trading decisions and attempting to identify price trends. Fundamental analysis looks at the external factors that affect the supply and demand of a particular commodity in order to predict future prices. As an example, some of the fundamental factors that affect the demand of a foreign currency, like the British pound, are the inflation and interest rates of the currency's domestic market, exchange controls and the country's balance of trade, business climate and political stability. The supply of a currency may be determined by, among other things, government spending, credit controls, domestic money supply and prior years' trade balances. Some of the fundamental factors that affect the supply of an agricultural commodity, such as corn, include the acreage planted and factors affecting crop conditions such as drought, flood and disease. The demand for corn consists of domestic consumption and exports, and is a product of many things, including general world economic conditions, as well as the cost of corn in relation to the cost of competing products such as soybean meal, wheat, oats and barley.

         Technical analysis is not based on the anticipated supply and demand of the cash (actual) commodity; instead, it is based on the theory that a study of the markets themselves will provide a means of anticipating future prices. Technical analysis of the markets generally will include a study of the actual daily, weekly and monthly price fluctuations, volume variations and changes in open interest, utilizing charts or computers for analysis of these items.

         The investment programs and trading strategies that the General Partner has selected to trade the Partnership's assets are described below, and from time to time may be changed or refined. Additional trading programs may be developed by the Advisor or other trading advisors who may be employed in trading the assets of the Partnership.

         Each trading system employed by the Advisor will attempt to detect trends in price movements for futures, option, forward and spot contracts. All successful speculative commodity trading depends upon establishing a position and then maintaining that position while the market moves in favor of the trader. Technical trading systems seek to establish such



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positions and to exit the market and establish reverse positions, or both, when the favorable trend either reverses or does not materialize. No such system will be successful if the market is moving in an erratic and non-trending manner or if the market moves in the direction opposite to that predicted by the system. Because of the nature of commodity markets, prices frequently appear to be trending when the market is, in fact, without a trend. In addition, a trading system may identify markets as trending favorably to a particular position in the market even though actual market performance thereafter is the reverse of the trend identified.

         The investment programs and trading strategies to be followed by the Advisor do not assure the success of the Partnership. Investment decisions made in accordance with these programs and strategies will be based on an assessment of available facts. However, because of the large quantity of facts at hand, a number of available facts may be overlooked. Variables may shift and any investment decision must, in the final analysis, be based on the judgment of the Advisor. Accordingly, no assurance can be given that the Advisor's investment programs and trading strategies will result in profits to investors in the Partnership.

         For each of the trading strategies, risk is managed on a market by market level as well as on an overall portfolio level. On the market level, risk is managed primarily by utilizing proprietary volatility filters. When these filters detect a certain excessive level of volatility in the markets traded, they will signal that the trading strategies should no longer be trading in the markets in which the filters have detected excessive volatility. In this way, the trading strategies do not participate in markets in which there are extremes in market action. On the portfolio level, risk is managed by utilizing a proprietary portfolio cutback rule. When cumulative profits have reached a certain level, this rule determines that positions should be halved across the entire portfolio. In this way, risk is reduced while allowing the trading strategies to continue to participate in the markets, albeit at a reduced level. After the portfolio has been traded at half, the rule will then determine when to increase positions to again trade at the full level.

Allocation of Capital

         Approximately one-half of the Partnership's assets are currently traded pursuant to the Select Investment Program, utilizing the MTech Trading Approach, with the remaining portion currently being traded pursuant to the Primary Investment Program, utilizing three of the trading systems operated by the Advisor: the Vulcan System, the Argo System and the Siren System. The General Partner, in the future, may change the allocation of the Partnership's assets between the MTech Trading Approach and the Primary Investment Program, as well as allocate the Partnership's assets to other trading strategies and investment programs.

         MTech Trading Approach

         The MTech Trading Approach, which commenced trading in January 1991, is a highly discretionary and judgmental trading approach relying primarily on Michael Gan's subjective analysis of the markets. Trading decisions are made on technical as well as fundamental analysis. The MTech Trading Approach currently trades the United States and international



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futures, forward, spot and options markets. Mr. Gan reserves the right to change the portfolio composition of the MTech Trading Approach. It is intended that approximately 15% to 40% of the assets under management pursuant to the MTech Trading Approach normally will be committed as margin for commodity interest trading, but from time to time the percentage of assets committed may be substantially more or less.

         MTech's minimum account size is U.S. $2,000,000 on January 1 of each calendar year, and accounts may be opened on that date in increments of U.S. $2,000,000, with each increment of U.S. $2,000,000 considered a unit of investment. Thereafter, accounts may be opened at the current net asset value of a unit, or multiple thereof, as of the close of business on the preceding business day, and account sizes may be increased or decreased by the current net asset value of a unit, or multiple thereof. Subsequent additions and withdrawals must be made at the then current net asset value of a unit. If, at the beginning of the year, the account size is not equal to the unit size or multiple thereof, the client will be so advised and may choose at that time to increase or decrease allocated assets in order to trade a unit or multiples thereof. MTech will terminate any account that has experienced a drawdown of greater than 35% at the close of business on the last business day of any month, measured from the start of the then-current calendar year (or inception of trading in the first year).

         Primary Investment Program

         Under the Primary Investment Program, the Advisor has the discretion, based upon its periodic evaluation of market conditions, to determine which trading system to use for a given market. Approximately one-half of the assets traded by the Advisor pursuant to the Primary Investment Program are allocated to the Argo System and the remaining portion is allocated between currencies and financial instruments traded pursuant to the Vulcan System and precious metals, grains, meats, softs and tropicals traded pursuant to the Siren System. The Advisor, in consultation with the General Partner, may change the allocation of the assets it trades pursuant to the Primary Investment Program among the trading systems and among the commodities traded pursuant thereto. Typically, changes in strategies used for particular markets are made infrequently. If the assets of the Partnership allocated to the Primary Investment Program fall below $1,000,000, the Advisor may not be able to trade the full Primary Investment Program portfolio.

         Vulcan Trading System. The Vulcan Trading System ("Vulcan") is a computerized technical trading system. It is not a trend-following system, but does ride a trend when the opportunity arises. Vulcan uses the concepts of pattern recognition, support/resistance levels and counter-trend liquidations in making trading decisions. In effect, Vulcan is more akin to a systematic technical charting system, as opposed to most computer systems, which are based on pure trend-following calculations.

         The Vulcan System is based on general technical trading principles that over time have repeatedly shown their validity as price movement forecasters. As used in connection with the Partnership, it applies these principles to a diversified portfolio of financial instruments and



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currencies. Given that the system is based on general principles, the system parameters used are the same for all items in the portfolio and are not optimized. In this manner, the Vulcan System minimizes the problem of data-fitting.

         Vulcan determines, on a daily basis, whether to be long, short or flat each of the various commodities in its portfolio. The Vulcan portfolio traded for the Primary Investment Program includes:

Domestic Financial
Instruments:                 Treasury Bills, Treasury Bonds, Treasury Notes,
                             Eurodollars

Foreign Financial
Instruments:                 Japanese Government Bonds, Euro-Mark, Euro-Swiss,
                             Ten-year Notional, German Bunds, Pibor, Gilts,
                             Short Sterling, Australian Treasury Bills,
                             Australian Treasury Bonds, Italian Bonds,
                             Euro-Lira, Euro-Yen

Currencies:                  Pound Sterling, Deutschemark, Canadian Dollar,
                             Swiss Franc, Japanese Yen, Australian Dollar,
                             Mark-Yen.

         The above list is provided only as an indication of markets traded since the Advisor removes and adds contracts to the list from time to time.

         It is intended that approximately 15% to 40% of the assets under management pursuant to the Vulcan System normally will be committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less. Positions are generally held from 10 to 15 trading days. The largest monthly draw-down experienced by the Advisor in using Vulcan was 19.39% and occurred in February 1996. The greatest peak-to-valley draw-down was 19.03% and occurred in the period between January 1992 to June 1992.

         Argo Trading System. The Argo Trading System ("Argo") commenced trading in 1987. Argo essentially incorporates Vulcan's concepts of pattern recognition, support/resistance levels and counter-trend liquidations. Argo has a relatively slower time horizon than Vulcan and attempts to capture longer-term price moves. The Argo portfolio includes the instruments traded in the Vulcan portfolio, as well as the following other commodities:

Grains:                      Corn, Wheat, Soybeans, Soybean Meal, Soybean Oil

Precious Metals:             Gold, Silver

General: Crude Oil, Heating Oil, Unleaded Gasoline, Natural Gas, Copper, Sugar, Coffee, Cocoa, Cotton, Live Cattle, Live Hogs, Pork Bellies.



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         The above list is provided only as an indication of markets traded since the Advisor removes and adds contracts to the list from time to time.

         It is intended that Argo's positions will generally be held from 20 to 30 trading days with approximately 15% to 40% of assets under management normally committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less. The largest monthly draw-down experienced by the Advisor using Argo was 20.49% and occurred in February 1996. The greatest peak-to-valley draw-down was 31.13% and occurred in the period between May 1996 to July 1996.

         Siren Trading System. The Siren Trading System ("Siren"), which commenced trading in January 1991, is a system based on the principles of market profiles and other techniques that utilize real time price information. Siren can best be characterized as a top and bottom picking system. Siren tries to determine acquisition and distribution patterns that often signal the end and reversal of a major trend bias. When it identifies such a change, it will attempt to initiate a countervailing position. Siren's time frame is generally 18 to 25 trading days. The Siren portfolio traded for the Primary Investment Program includes:

Grains:                    Corn, Wheat, Soybeans, Soybean Meal, Soybean Oil,
                           Oats, Rough Rice

Precious Metals:           Gold, Silver

General: Crude Oil, Heating Oil, Unleaded Gasoline, Natural Gas, Copper, Sugar, Coffee, Cocoa, Cotton, Live Cattle, Live Hogs, Pork Bellies.

         The above list is provided only as an indication of markets traded since the Advisor removes and adds contracts to the list from time to time.

         It is intended that approximately 15% to 40% of the assets under management pursuant to Siren will be normally committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less. The largest monthly draw-down experienced by the Advisor in using Siren was 12.39% and occurred in August 1993 The greatest peak-to-valley draw-down was 21.99% and occurred in the period between July 1993 to October 1993.

Trading Policies

         The Partnership adheres to the following policies in executing its trading activities. The General Partner will notify limited partners of any changes in these trading policies.

         1. The Partnership will not lend or borrow money, although the Partnership may utilize lines of credit for trading forward contracts.



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         2. The Partnership will not commingle its assets with those of other persons, except as permitted under the CEA and the rules and regulations promulgated thereunder.

         3. The Partnership will not trade bank forward contracts with or through any bank that, as of the end of its latest fiscal year, had an aggregate balance in its capital, surplus and related accounts of less than $100,000,000, as shown by its published financial statements for such year.

         4. The Partnership will not purchase, sell or trade securities, except securities approved by the CFTC for investment of customer funds. The Partnership may trade in futures contracts on securities and securities indices, options on such futures contracts and other commodity options.

The Commodity Brokers

         The Partnership executes and clears trades in futures and commodity options through FIMAT USA, Inc. ("FIMAT") and E.D & F. Man International Inc. ("Man"), unaffiliated brokers selected by the General Partner. The General Partner may retain additional or substitute clearing brokers in the future. FIMAT and Man are registered under the CEA as futures commission merchants and are members of the NFA in such capacities. FIMAT and Man act only as clearing brokers for the Partnership and as such are paid commissions for executing and clearing trades on behalf of the Partnership. Neither FIMAT nor Man act in any supervisory capacity with respect to the General Partner or participate in the management of the General Partner or the Partnership.

         The assets of the Partnership are deposited with FIMAT and Man in trading accounts established by the Partnership for the Advisor and are used by the Partnership as margin to engage in trading. Each of the clearing brokers is a futures commission merchant registered with the CFTC. Such assets are held in either an interest-bearing bank account or in securities approved by the CFTC for investment of customer funds. The clearing brokers through clearing futures trades for its customers, including the Partnership, could expose the Partnership to credit risk. The clearing brokers attempt to mitigate this risk relating to futures contracts in regulated commodities by maintaining funds deposited by customers in separate bank accounts, which are designated as segregated customers' accounts. In addition, the clearing brokers have set aside funds deposited by customers relating to foreign futures and options in separate bank accounts, which are designated as customer secured accounts. Lastly, the clearing brokers are subject to the CFTC's Net Capital Rule, which requires the clearing brokers to maintain minimum net capital of at least 4% of the segregated customer funds as defined by the CEA and regulations promulgated thereunder.

         The clearing brokers must comply with the settlement procedures established by the clearinghouse of each exchange where the clearing broker is a clearing member. The rules of exchange vary, but at a minimum the exchange guarantees performance on every contract to each of its clearing members. Thus, once a trade between two clearing members is matched by



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the exchange, the rights and obligations under the futures or options contract do not run between the original buyer and seller, but between the clearing member and the seller of the contract, and between the clearing member and the buyer. The clearinghouse sets a settlement price for settling all accounts between clearing members for each contract month. Unliquidated positions on outstanding contracts are marked to market at least once a day via midday and/or morning calls to determine any additional margin requirements. In general, a clearinghouse is backed by the membership and will act in the event of non-performance by one of its members or one of the member's customers, the intent of which is to significantly reduce credit risk. If a clearing broker is not a member of an exchange clearinghouse, it will comply with the settlement procedures established with the actual carrying brokers and will operate through them. Settlement of calls on such contracts may take an extra day on U.S. exchanges or two extra days on non-U.S. exchanges. Additional margin requirements are wire-transferred by the clearing brokers to the appropriate clearinghouse. During the year ended December 31, 1996 and the nine months ended September 30, 1997, the Partnership had no material credit risk exposure to a counterparty that is a foreign commodities exchange.

Fees and Expenses

The General Partner

          Upon admission to the Partnership, each new subscriber for interests in the Partnership will pay 1% of his subscription amount to the General Partner as an administrative charge. Existing Limited Partners who subscribe for additional interests in the Partnership will pay to the General Partner 1% of the amount of the additional subscription as an administrative charge. The Partnership also pays the General Partner a yearly management fee in an amount equal to 1% of the net asset value of the Partnership as of the first business day of each year before deducting
(i) accrued ordinary legal, accounting and auditing fees and (ii) any incentive fees payable to the Advisor. In addition, the Partnership pays to the General Partner a flat-rate monthly brokerage commission of approximately 0.29% of the net asset value of the Partnership as of the beginning of each month (a 3.5% annual rate). The General Partner will pay from this amount all floor brokerage, exchange, clearing and NFA fees with respect to the Partnership's trading, but other execution costs, including give-up charges and service fees assessed by certain forward dealing desks, will be paid by the Partnership. The General Partner will pay from its own funds any futures brokerage commission and fees (except for certain execution costs as noted above) incurred by the Partnership in excess of the flat monthly rate it receives from the Partnership. The flat-rate brokerage commission to the General Partner is calculated after reduction for any brokerage commissions due at the end of the immediately preceding month, any redemptions or distributions as of such immediately preceding month-end and any accrued incentive fees as of such immediately preceding month-end, and after including the interest credits for such immediately preceding month-end and any additions as of the beginning of the month for which the flat-rate brokerage commission is being calculated. Lastly, in the event the flat-rate monthly brokerage commission payable by the Partnership to the General Partner at any time exceeds the actual brokerage commissions and related fees to which such flat-rate brokerage commission is applied, the General Partner will pay a portion of such excess to Limited Partners



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who became Limited Partners prior to September 1995, the date as of which the Partnership ceased to be a proprietary pool under CFTC Rules, which portion paid to any such Limited Partner shall not exceed such Limited Partner's pro rata share of the actual brokerage commissions and related fees paid by the Partnership. The General Partner may also pay a portion of such excess to properly registered selling agents as compensation for their ongoing services to the Partnership, which portion paid to any one selling agent is not expected to exceed 1% per annum of the net asset value of the limited partnership interests sold by such selling agent.

The Advisor

         The Partnership pays to the Advisor a quarterly management fee of .25% (1% per year) of the Partnership's month-end Net Assets (as defined below) for each month during such quarter. The Partnership also compensates the Advisor by paying to it a quarterly incentive fee of 25% of New Profits (as defined below), if any. If any incentive fee is paid to the Advisor, the Advisor will retain the amount paid regardless of any subsequent decline in account value, but will not be eligible to receive subsequent incentive fee payments until the Advisor has recouped its losses and earned New Profits.

         The Partnership's "Net Assets" shall mean the total assets of the Partnership including all cash and cash equivalents (valued at cost), accrued interest and the market value of all open commodity positions and other assets maintained by the Partnership, less the market value of all liabilities and reserves of the Partnership, including accrued management and incentive fees, determined in accordance with the principles specified in Paragraph 6 of the Partnership Agreement and, where no principle is specified, in accordance with generally accepted accounting principles. The market value of a commodity futures contract or option on a commodity futures contract shall mean the most recent available closing quotation on the exchange through which the particular commodity futures contract or option on a commodity futures contract is traded by the Partnership; the market value of a forward contract is determined by the dealer with which the Partnership has traded the contract. If, however, a contract cannot be liquidated on the day with respect to which the cumulative profits or losses on the account are being determined, because of the operation of daily limits or other rules of the commodity exchange upon which that contract is traded or otherwise, the settlement price on the first subsequent day on which the contract can be liquidated is the basis for determining the liquidating value of such contract for such day. "New Profits" for the purpose of calculating the Advisor's incentive fee only, is defined as the excess (if any) of (A) the net asset value of the Partnership as of the last day of any calendar quarter (before deduction of incentive fees paid or accrued for such quarter), over (B) the net asset value of the Partnership as of the last day of the most recent quarter for which an incentive fee was paid or payable (after deduction of such incentive fee). In computing New Profits, the difference between (A) and
(B) above shall be (i) increased by the amount of any distributions or redemptions paid or accrued by the Partnership as of or subsequent to the date in (B) through the date in (A), (ii) adjusted (either decreased or increased, as the case may be) to reflect the amount of any additional allocations or negative reallocations of Partnership assets from the date in (B) to the last day of the quarter as of which the current incentive fee calculation is made, and (iii) increased by the amount of any losses attributable to redemptions.

Commodity Brokers

         The General Partner currently pays commission rates of approximately $9 per round-turn with respect to the Partnership's trading (including NFA assessments and exchange fees), which in the future rates may be higher or lower. The General Partner believes that this brokerage rate is generally competitive with those charged by other commodity brokers; however, other commodity brokerage firms might offer lower rates to an account similar to that of the Partnership.

Selling Agent

         An investor in the Partnership who subscribes through a selling agent may be charged a sales commission at a rate to be negotiated between such selling agent and the investor. In no event, however, will such sales commission exceed 4% of the subscription amount. The sales commission is paid directly to the Partnership for the benefit of the selling agent. Selling agents may also receive a portion of the commodity brokerage commission from the Partnership's commodity brokers.

Dealers

         Dealers will not charge the Partnership commissions, but are compensated from the bid/offer spread that is quoted in dealing with the Partnership. A customary mark-up is included in the price of the forward or spot contract or the premium in the case of an option contract.

Others

         The General Partner will pay expenses of the continuing offering of Limited Partnership Units (consisting primarily of printing fees), estimated to be approximately $5,000 per year, and ordinary operating expenses actually incurred by the Partnership, including periodic legal, accounting and auditing fees, and other administrative expenses and fees, which are estimated to be approximately $75,000 per year (excluding any extraordinary expenses).

Trading For Own Account

         The General Partner, its principal and their affiliates currently do not, but may in the future, trade Commodity Interests for their own accounts. Limited Partners will not be permitted to inspect the records of such trades. The Advisor, its principals and their affiliates also may trade Commodity Interests for their own accounts. The records and the results of the proprietary trading by the Advisor and its principals will not be made available for inspection by the Limited Partners because of their confidential nature.

Conflicts of Interest

         Although the General Partner is not affiliated with a commodity broker, the General Partner may have a conflict of interest in selecting brokers because of continuing business dealings with certain brokers. For example, affiliates of certain brokers may serve as selling agents for the Partnership. The General Partner and its principal or their affiliates may have commodity accounts at the same brokerage firms as the Partnership, and, because of the amount traded through the brokerage firms, may pay lower commissions than the Partnership. The General Partner intends to review brokerage arrangements on a periodic basis to assure that the Partnership secures favorable execution of brokerage transactions and to assure that the commissions paid are reasonable in relation to the value of the brokerage and other services provided.

         Under the terms of the Partnership Agreement, the General Partner has the authority to engage independent commodity trading advisors or affiliated commodity trading advisors to make trading decisions for the Partnership. Should the General Partner select trading programs which it, its principal or their affiliates operate, the General Partner may have a conflict of interest between choosing the trading programs that the General Partner believes will be most advantageous to the Partnership and seeing that it or its affiliates' trading programs are used on behalf of the Partnership and earning fees therefrom. The General Partner also may be less likely to terminate the use of one of its or its affiliates' trading programs. The Advisor has retained the General Partner as an independent consultant to assist the Advisor in developing new business. The prospect of possibly losing the ability to earn compensation as a consultant to the Advisor could serve as a disincentive to the General Partner engaging a different trading advisor. The General Partner will act as introducing broker for the Partnership and receive a portion of the brokerage commissions generated by the Partnership's trading activities. The General Partner may have a conflict of interest between choosing the investment programs that the General Partner believes will be most advantageous to the Partnership and seeing that the investment programs which generate the most trading activity are used on behalf of the Partnership and earning fees therefrom.

         The Advisor and its affiliates currently manage other accounts and act as general partner for other limited partnerships that trade Commodity Interests, and the Advisor, the General Partner and their respective affiliates may act in the future as manager of additional accounts and as general partner for other such limited partnerships. Such accounts and partnerships may hold positions either similar or opposite to the positions taken by the Partnership, and the compensation received by the Advisor or the General Partner from such other accounts and partnerships may differ from the compensation they receive from the Partnership. As the Advisor manages additional accounts, these accounts will increase the level of competition for the same trades made for the Partnership.

         The principal of the General Partner and his family and affiliates also may trade for their own accounts. Results of such trading will not be made available to Limited Partners because of the confidential nature of such records. In addition, the General Partner, its principal or their affiliates may serve as the general partner or sponsor for other investment vehicles engaged in the trading of instruments and contracts similar to those traded by the Partnership. Such vehicles may hold positions either similar or opposite to the positions taken by the Partnership, and the compensation received by the General Partner, its principal or their affiliates from such other vehicles may differ from the compensation received from the Partnership.

         Since the Advisor and its principals have traded, and may continue to trade Commodity Interests for their own accounts, it is possible that orders for their accounts may be entered in advance of or opposite to orders for client accounts pursuant to, for instance, a neutral order allocation system, a different trading strategy or a different risk level of trading. Also, the spouse of one of the Advisor's principals is a floor broker who, in the ordinary course of business, may receive brokerage commissions in respect of trades effected pursuant to the Advisor's trading on behalf of clients. Any such commissions will be at competitive rates. However, any such proprietary trading is subject to the duty of the Advisor to exercise good faith and fairness in all matters affecting client accounts. The records and the results of the proprietary trading by the Advisor and its principals will not be made available for inspection by the limited partners because of their confidential nature. During the normal course of trading, orders for the client's account may be executed in competition with the orders for proprietary and other client accounts managed by the Advisor. Depending on market liquidity and other factors, this possibility could result in client orders being executed at prices that are less favorable than would otherwise be the case. In addition, the Advisor may combine various strategies to trade proprietary and client accounts. As a result, trading decisions generated by different trading strategies and investment programs may vary among accounts, resulting in different positions.

         It is possible that certain officers, directors and employees of the Partnership's clearing brokers and their families may from time to time trade commodity futures contracts and other Commodity Interests for their own accounts (some of which may be managed by the Advisor). In the event such individuals do trade for their own accounts, investors will not be permitted to inspect such trading records. It is possible that such persons may take positions either similar or opposite to positions taken by the Partnership and that the Partnership and such persons may from time to time be competing for either similar or opposite positions in the commodity futures markets. In certain instances, the clearing brokers may have orders for trades from the Partnership and orders from its own employees. The clearing brokers might be deemed to have a conflict of interest between the sequence in which such orders will be transmitted to the trading floor.

         The Advisor appears on the approved list of commodity trading advisors for many futures commission merchants. Appearance on an approved list means that futures commission merchants' representatives may solicit managed accounts for a trading advisor. Inclusion on such an approved list may create a conflict of interest for a trading advisor between its duty to trade clients' accounts in the best interest of clients and its financial interest in maintaining a position on a futures commission merchant's approved list, which could be contingent upon generation of adequate commission income from those accounts managed by the advisor. the

Advisor's policy, however, is to trade all comparable accounts in the same manner regardless of the method by which the account was obtained.

         The Partnership Agreement contains various exculpatory provisions, which provide that the General Partner, its officers, directors, stockholders, employees, agents and affiliates and each person who controls any of the same will not be liable, responsible or accountable in damages or otherwise to the Partnership or any of its partners, their successors or permitted assigns, except by reason of acts or omissions (i) in violation of federal or state securities laws, (ii) due to intentional or criminal wrongdoing or gross negligence or willful misconduct, (iii) constituting a breach of fiduciary duty or (iv) not in good faith in the reasonable belief that they were in, or not opposed to, the best interests of the Partnership. Any claim, action or proceeding by any Limited Partner can be brought only against the General Partner and its assets, and not against any manager, member, officer, employee, agent or affiliate of the General Partner, or any person who controls any of the same. In addition, the Partnership has agreed to indemnify, defend and hold harmless the General Partner, and its officers, directors, stockholders, employees, agents and affiliates, and each person who controls any of the same from and against any loss, liability, damage, cost or expense (including legal fees and expenses actually and reasonably incurred in defense of any demands, claims or lawsuits) actually and reasonably incurred arising from actions or omissions concerning the business or activities undertaken by or on behalf of the Partnership from any source including, without limitation, any demands, claims or lawsuits initiated by a Limited Partner, if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based were for a purpose reasonably believed to be in, or not opposed to, the best interests of the Partnership and were not (i) in violation of federal or state securities laws, (ii) performed or omitted as a result of intentional or criminal wrongdoing or gross negligence or willful misconduct or (iii) in violation of the General Partner's fiduciary obligations to the Partnership. The foregoing rights to indemnification and payment of legal fees and expenses will not be affected in the event of the termination of the Partnership or the withdrawal, dissolution or insolvency of the General Partner. These exculpation and indemnification provisions may not be enforceable with respect to certain statutory liabilities, such as liabilities resulting from violations of federal securities laws.

         The responsibility of a general partner to Limited Partners is a rapidly developing and changing area of the law, and Limited Partners who have questions concerning the responsibilities of the General Partner should consult their counsel. Limited Partners should be aware, however, of the broad authority given to the General Partner under the Partnership Agreement, including the authority of the General Partner to enter into trading advisory agreements under the Partnership Agreement, the absence of judicial decisions providing standards defining excessive trading and the exculpatory provisions in the Partnership Agreement.

Risk Factors

Commodity Interest Trading Is Speculative and Volatile

         Commodity Interest prices can be highly volatile. Price movements of Commodity Interest contracts are influenced by, among other things, changing supply and demand relationships, governmental, agricultural and trade programs and policies, and national and international political and economic events. Changing crop prospects occasioned by unexpected weather or damage by insects and plant diseases make it difficult to forecast future supplies of agricultural commodities. Similarly, demand is also difficult to forecast due to such factors as variable world production patterns, expected purchases by or disruptions of trade with foreign countries and continued changes in domestic needs. Financial instrument futures prices are influenced primarily by changes in interest rates. Foreign currency futures prices are influenced by, among other things, changes in balances of payments and trade, domestic and international rates of inflation, international trade restrictions and currency devaluations and revaluations. The Partnership has no control over these factors.

Commodity Interest Trading Is Highly Leveraged

         The low margin deposits normally required in Commodity Interest trading result in an extremely high degree of leverage. A relatively small price movement in an unfavorable direction, therefore, in a Commodity Interest contract could result in immediate and substantial losses to the investor. Like other leveraged investments, any purchase or sale of a Commodity Interest contract may result in losses in excess of the amount invested in that contract. The Partnership may lose more than its initial margin deposit on a trade.

Commodity Interest Trading May Be Illiquid

         The Partnership's investment strategies require liquid, properly functioning markets. In extraordinary circumstances, the liquidity of some trading instruments may be impaired and pricing mechanisms may not function properly. The Partnership might be exposed to substantial losses should it find it necessary to liquidate positions under such conditions. Each exchange on which futures are traded typically has a right to suspend or limit trading in the contracts which it uses. Such a suspension or limitation could render it impossible for the Partnership to liquidate its positions and thereby expose it to losses. In addition, there is no guarantee that exchange and other secondary markets will always remain liquid enough for existing positions to be closed out. Commodity exchanges limit fluctuations in certain commodity futures contract prices, including those for financial futures contracts, during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Under such daily limits, during a single trading day, no trades can be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can be neither taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices occasionally have reached the daily limit for several consecutive days with little or no trading. Such market conditions could cause the Partnership to be unable to liquidate its positions in the futures market. Similarly, with respect to options on commodity futures, there may be no liquid offset market on an exchange for a particular option due to, among other reasons, insufficient trading interest, exchange imposed restrictions, trading halts or a lack of liquidity in the underlying futures contract.

Counterparty Risk

         If one of the Partnership's commodity brokers becomes bankrupt or insolvent, or otherwise defaults on its obligations to the Partnership, the Partnership may not receive all amounts owing to it in respect of its trading, despite the clearinghouse fully discharging all of its obligations. Furthermore, in the event of the bankruptcy of any such commodity broker, the Partnership could be limited to recovering only a pro rata share of all available funds segregated on behalf of such commodity broker's combined customer accounts, even though certain property specifically traceable to the Partnership (for example, Treasury bills deposited by the Partnership with the commodity broker as margin) was held by such commodity broker. In addition, many of the instruments in which the Partnership may trade are traded in markets in which performance is the responsibility only of the individual counterparty and not of an exchange or clearinghouse. In these cases, the Partnership is subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to such contracts. In addition, there is the possibility that institutions, including banks and brokerage firms, with which the Partnership does business will encounter financial difficulties that may impair the operational capabilities or the capital position of the Partnership.

Options Trading

         The Partnership may engage in the trading of options (both puts and calls) on commodity futures contracts on exchanges where such trading has been authorized by the CFTC. The value of an option depends largely upon the likelihood of favorable price movements in the underlying futures contract in relation to the exercise (or strike) price during the life of the option. Therefore, many of the risks applicable to trading the underlying futures contract are also applicable to options trading. However, there are a number of other risks associated solely with the trading of options. For example, the purchaser of an option runs the risk of loss of his entire investment (i.e., the premium paid). Similarly, the "uncovered writer" of an option is subject to the risk of loss due to an adverse price movement in the underlying futures position. Spread positions using options are subject to the same risks involved in the purchase and writing of options. In addition, in the event the Partnership were to write uncovered options as one part of a spread position and such options were exercised by the purchasing party, the Partnership would be required to purchase or deliver the underlying futures contract in accordance with the terms of the option. Finally, an options trader runs the risk of market illiquidity for offsetting positions for any particular option. See " -- Commodity Interest Trading May Be Illiquid."

Trading of Forward Contracts

         Forward contracts for the trading of certain commodities, such as currencies and metals, may be entered into on behalf of the Partnership with United States and foreign banks and dealers. A forward contract is a contractual right to purchase or sell a commodity at or before a specified date in the future at a specified price and, therefore, is similar to a futures contract. There are no limitations on daily price moves in forward contracts, and banks and dealers are not required to continue to make markets in such contracts. There have been periods during which certain banks and dealers have refused to quote prices for such forward contracts or have quoted prices with an unusually wide spread between the price at which the bank or dealer is prepared to buy and that at which it is prepared to sell. Governmental imposition of credit controls might limit currency forward contract trading. Neither the CFTC nor banking authorities regulate forward contract trading through United States banks and dealers, and foreign banks and dealers are not regulated by any United States governmental agency. With respect to its trading of forward contracts, the Partnership may be subject to the risk of bank or dealer failure and the inability of, or refusal by, a bank or dealer to perform with respect to such contracts. Any such default would deprive the Partnership of any profit potential or force the Partnership to cover its commitments for resale, if any, at the then market price and could result in a loss to the Partnership. In addition, regulators, legislators and the courts have focused considerable attention recently on foreign currency trading in the interbank markets. In the event that the Partnership were to become unable to trade certain currency contracts, the prospect of the Partnership achieving its investment objectives could be materially adversely affected.

Charges to Partnership

         The Partnership will be required to pay a fixed annual management fee and a fixed monthly brokerage commission to the General Partner, and a fixed quarterly management fee and, under certain circumstances, a quarterly incentive fee to the Advisor. The Partnership also is obligated to pay certain execution costs, as well as all legal, accounting, auditing and other administrative expenses and fees, regardless of whether the Partnership realizes any profits. The Partnership, therefore, will be required to make trading profits in the amount of such charges and fees, less interest earned, to avoid depletion or exhaustion of its assets by these charges and fees. There can be no assurance that the Partnership will achieve any profits.

Possible Effects of Speculative Position Limits

         The CFTC and the commodity exchanges have established limits referred to as "speculative position limits" or "position limits" on the maximum net long or net short commodity position that any person or group of persons may own, hold or control in particular commodity contracts. The CFTC has jurisdiction to establish, or cause exchanges to establish, position limits with respect to all items traded on exchanges located in the United States and any exchange may impose additional limits on positions on that exchange. Such limits will be applicable in respect of trading of futures and options and could affect the ability of the Advisor to acquire certain positions that its respective programs would otherwise indicate as desirable for the Partnership. Were the Advisor to violate applicable position limits, mandatory liquidation of the Partnership's positions would result and the Advisor could be subject to regulatory action restricting or prohibiting the Advisor from providing further trading advisory services to the Partnership. The General Partner will monitor the Partnership's compliance with position limits. The positions held by the Advisor will be aggregated under the CEA and applicable exchange regulations for purposes of determining compliance with speculative position limits, which could have a material adverse effect on the Partnership.

Unequal Allocation of the Partnership's Assets Among the Trading Strategies and Investment Programs

         The General Partner will allocate the Partnership's assets to investment programs that use unequal allocations among trading strategies. Reallocation of the Partnership's assets or selection of new investment programs or trading strategies may be made from time to time at the discretion of the General Partner. There can be no assurance that the current allocations will prove as successful as others that might have been made. Any given investment program or trading strategy may experience a high monthly rate of return but, as a result of particular allocations, may represent only a small percentage of the Partnership's net assets. In such case, the benefit to the Partnership as a whole from that investment program's or trading strategy's performance will be reduced because of the limited amount of equity available to that investment program or trading strategy. An investment program or trading strategy may incur losses in excess of the assets in that investment program's or trading strategy's sub-account. If this occurs, the funds may have to be reallocated among the investment programs or trading strategies, removing assets from the sub-accounts of more successful investment programs or trading strategies to pay losses incurred by the unsuccessful investment program or trading strategy. Any such reallocation will reduce the assets under profitable management, to the detriment of the account, and could disrupt the trading of those investment programs or trading strategies that had achieved profits for the account.

Trading on Exchanges Outside the United States

         The Partnership may engage in trading on commodity exchanges outside the United States. Trading on foreign exchanges is not regulated by the CFTC and may involve certain risks not applicable to trading on United States exchanges. For instance, some foreign exchanges are "principals' markets" in which performance is not guaranteed by a clearing house or an exchange but is the responsibility only of the individual member with whom the trader has entered into a contract. In such a case, the Partnership will be subject to the risk of the inability of, or the refusal by, the counterparty to perform with respect to such contracts. Moreover, trading on foreign markets will subject the Partnership's assets to risk of fluctuations in relevant foreign exchange rates and the possibility of exchange controls. Some foreign futures exchanges require margin for open positions to be converted to the home currency of the contract. Additionally, some brokerage firms have imposed this requirement for all foreign futures markets traded, whether or not it is required by a particular exchange. Whenever margin is held in a foreign currency, the Partnership is exposed to potential gains and losses if exchange rates fluctuate. The effect of currency fluctuations on performance records might be significant.

Reliance on the General Partner

         Limited partners will be relying entirely on the ability of the General Partner to select and monitor the trading strategies and investment programs for the Partnership and to allocate and reallocate the assets among trading strategies and investment programs. The selection by the General Partner of the current trading strategies and investment programs involved numerous considerations. The General Partner evaluated the performance records and other aspects of other trading strategies and investment programs (including the volatility of trading, commodities traded, amount of management and incentive fees normally received, personnel, amount of brokerage commissions generated, and amount of funds under management) and made certain subjective judgments in selecting the current trading strategies and investment programs on behalf of the Partnership. Although the General Partner has carefully weighed the noted factors in making its current selection, other factors not considered by the General Partner also may be important. In the future, the General Partner may choose to stop using one or more of the current trading strategies and investment programs, to change the allocation of the Partnership's assets among such trading strategies and investment programs, or to select additional trading strategies and investment programs for the Partnership, and similar factors will have to be considered by the General Partner at that time.

New Trading Strategies and Investment Programs

         In the future, the General Partner may designate additional or replacement trading strategies and investment programs to manage the assets of the Partnership. Upon selecting a new trading strategy or investment program, the General Partner may reallocate the Partnership's assets among the then current trading strategies and investment programs and the new trading strategy or investment program in such amounts as the General Partner may determine in its sole discretion. Any additional or replacement trading strategy or investment program may be selected without prior notice to or approval of the Limited Partners who will not have the opportunity to review the performance records of the newly designated trading strategy or investment program. However, the Limited Partners will be informed of the selection of a new trading strategy or investment program after such trading strategy or investment program has been chosen.

Multiple Trading Strategies

Each trading strategy within an investment program employed by the Advisor will be making trading decisions independently of the other. Thus, there is the possibility that the Partnership could hold opposite positions in the same or similar Commodity Interest contracts at the same time or during the same period of time. There is also the possibility that each trading strategy may, from time to time, enter identical orders and thus compete for the same trades. Such competition could prevent orders from the Partnership from being executed at desired prices.

There can be no assurance that the use of several different trading strategies will not effectively result in losses by certain of the trading strategies at virtually all times, offsetting any profits achieved by others. The Partnership's diversification of trading strategies, which is intended to reduce "down-side" risk while maintaining the ability to capitalize on profitable trends, may, in fact, have the opposite result, minimizing the Partnership's ability to exploit trending markets while failing to reduce exposure to significant losses.

Experience of the General Partner and Investment Programs; Reliance on Key Individuals

         The General Partner has operated only this commodity pool; however, the investment programs and trading strategies that are utilized to direct trading for the Partnership have been utilized to direct futures trading for other investors over varying periods of time. The Advisor, to a great extent, relies on certain key individuals in the administration of its trading strategies. If any of these individuals were to become unavailable, there may be no adequate replacement who could carry out their respective functions.

Past Results Are No Assurance of Future Performance

         The General Partner and the Advisor each caution prospective investors to take seriously the warning required by both the CFTC and the
NFA: PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. The General Partner and the Advisor each believe that such past performance may be of interest, but encourage investors to look at such information more as a statement of the Partnership's objectives than as any indication that such objectives will, in fact, be achieved.

Termination of the Arrangements with the Advisor, the Advisor's Licensor and Commodity Brokers

         Upon the termination of the Advisory Agreement with the Advisor, the Advisor's licensing agreement or of any arrangements with the Partnership's commodity brokers, the General Partner must renegotiate or make such other arrangements for trading advisors, trading systems or brokerage services, as the case may be. No assurance is given that the services of the Advisor or the services of the commodity brokers will be available after the termination of any such agreements. The Advisor uses each of its five technical trading systems pursuant to an exclusive licensing agreement with Caxton Corporation. The licensing agreement for these systems will continue until December 31, 2001, and shall be renewed for successive one year terms unless either the Advisor or Caxton has given 90 days' notice to the other prior to such date of its intention not to renew. The licensing agreement may also be terminated in the case of an uncured material breach or in other extraordinary situations. There is no assurance that any of the five technical trading systems will be available, on an exclusive basis or otherwise, after termination of the licensing agreement, although the Advisor's discretionary trading approaches would remain available.

Limited Ability To Liquidate or Withdraw Investment in Limited Partnership
Units

         There currently is no established public trading market for the Limited Partnership Units and the Partnership has no plans to register any of the Limited Partnership Units for resale. In addition, the Partnership Agreement contains certain restrictions on the transfer of Limited Partnership Units. As of the last day of any month, a Limited Partner may redeem all of its Limited Partnership Units on 10 days' prior written notice to the General Partner for an amount equal to the balance of such Limited Partner's book capital account as of the last day of any month.

Limited Partners Will Not Participate in Management

         Limited Partners are not entitled to participate in the management of the Partnership or in the conduct of its business. Any such participation could subject a Limited Partner to unlimited liability as a general partner.

Possibility of Taxation as a Corporation

         The General Partner has been advised by its counsel that under current federal income tax laws and regulations the Partnership will be classified as a partnership and not as an association taxable as a corporation, and that under current federal income tax laws the Partnership will not be taxed as a corporation under the provisions applicable to a so-called "publicly traded partnership." This status has not been confirmed by a ruling from, and such opinion is not binding upon, the Internal Revenue Service. No such ruling has been or will be requested. If the Partnership were taxed as a corporation for federal income tax purposes, income or loss of the Partnership would not be passed through to the limited partners, and the Partnership would be subject to tax on its income at the rates of tax applicable to corporations without any deductions for distributions to the Limited Partners. In addition, all or a portion of distributions made to Limited Partners could be taxable to the limited partners as dividends.

Automatic Termination

         The limited partnership interests are designed for investors who desire longer term investments. The Partnership will terminate on December 31, 2006, regardless of its financial condition at such time and will terminate automatically if there is a decline of greater than 50% in the Net Assets of the Partnership as of the end of any month from the Net Assets of the Partnership as of the beginning of the previous fiscal year of the Partnership. However, no assurance can be given to an investor as to the amount, if any, it will receive on such termination because the impossibility of executing trades under favorable conditions, as well as the expenses of liquidation, may completely deplete the Partnership's assets.

Absence of Certain Statutory Registrations

         Neither the General Partner nor the Partnership has registered as a securities investment company, or "mutual fund," which is subject to extensive regulation by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Partnership is, however, a "commodity pool" subject to regulation as such by the CFTC under the CEA. The General Partner and the Advisor each are registered with the CFTC as a CPO and a CTA and both are members of the NFA. In addition, the General Partner is registered as an introducing broker with the CFTC.

Exchanges of Futures for Physicals

         The Partnership may engage in exchanges of futures for physicals. An exchange of futures for physicals is a transaction permitted under the rules of many futures exchanges in which two parties holding futures positions may close out their positions without making an open, competitive trade on the exchange. Generally, the holder of a short futures position buys the physical commodity, while the holder of a long futures position sells the physical commodity. The prices at which such transactions are executed are negotiated between the parties. If the Partnership were prevented from such trading as a result of regulatory changes, the performance of the Partnership could be adversely affected.

Item 2.  Financial Information

Selected Financial Data

         Set forth below is certain selected historical financial data for the Partnership as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and as of and for the nine months ended September 30, 1997 and 1996. The selected historical financial as of and for the year ended December 31, 1996 were derived from the financial statements of the Partnership, which were audited by Deloitte & Touche LLP. The selected historical financial as of and for the years ended December 31, 1995, 1994, 1993 and 1992 were derived from the financial statements of the Partnership, which were audited by Coopers & Lybrand LLP. The selected historical financial data as of and for the nine months ended September 30, 1997 and 1996 are unaudited but, in the opinion of the General Partner, reflect all adjustments necessary for a fair presentation of the results of operations and financial position as of and for such period. The results for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the full year. The information set forth below should be read in conjunction with the Financial Statements and notes thereto contained elsewhere in this Registration Statement.


                                      (in thousands, except amounts per Unit)



                                             Nine Months ended
                                               September 30,                        Year ended December 31,
                                           ---------------------    ---------------------------------------------------------
                                            1997            1996      1996          1995        1994        1993         1992
                                            ----            ----      ----          ----        ----        ----         ----
                                                 (unaudited)
Operations Data:
Realized Gains (Losses) on Closed
Positions                                  $1,060         $(867)    $ 1,842      $   768     $   395     $   117      $   144
Net Change in Unrealized
  (Losses) Gains on Open Futures
  and Options Contracts                      (182)          537        (121)          24         (76)        136          (29)
Interest Income                               566           151         339           87          31          28           18
Incentive Fees                                875            -0-        347          205          79          59           22
Brokerage Commissions (including
Clearing and Exchange Fees)                   341           106         148           18          14          16           15
Management Fees                               223            75         101           29          18          19           13
Administrative Expenses                        65            58          83           38          14          14           19
Net Income (Loss)                             (59)         (418)      1,379          587         223         172           64
Net Income (Loss) Per Unit of
Partnership Interest (for a Unit
Outstanding Throughout Each                   152          (576)        325          921         513         262          113
Year)
Financial Condition Data:

Limited Partners' Capital                 $16,053        $7,806     $10,528       $2,839        $946        $903         $846
General Partner's Capital                     609           218         276           88          41          22           18
Partners' Capital (Net Asset               16,662         8,024      10,803        2,927         988         925          864
Value)
Net Asset Value per Unit                    3,528         2,800       3,376        3,050       2,130       1,616        1,354
Partnership Units Outstanding At            4,723         2,865       3,201          959         464         572          638
End of Period


Management's Discussion and Analysis of Financial Condition and Results of Operations

General

         The success of the Partnership is dependent upon the ability of its advisor to generate trading profits through the speculative trading of Commodity Interests sufficient to produce capital payments after payment of all fees and expenses. Future results will depend in large part upon the Commodity Interests markets in general, the performance of its advisor, the amount of additions and redemptions and changes in interest rates. Due to the highly leveraged nature of the Partnership's trading activity, small price movements in Commodity Interests may result in substantial gains or losses to the Partnership. Because of the nature of these factors and their interaction, past performance is not indicative of future results. As a result, any recent increases in net realized or unrealized gains may have no bearing on any results that may be obtained in the future.

         The Partnership incurs substantial charges from the payment of brokerage commissions to the General Partner, payment of management and incentive fees to the Advisor, payment of management fees to the General Partner and administrative expenses. See "Business - Fees and Expenses." The Partnership is required to make substantial trading profits to avoid depleting and exhausting its assets from the payment of such fees and expenses.

         The futures markets are constantly changing in character and in degree of volatility. Although the Advisor has been the sole advisor trading on behalf of the Partnership since April 1991, the General Partner continues to evaluate and analyze from both quantitative and qualitative perspectives the ability of the Advisor to trade effectively on the Partnership's behalf in the context of the current market environment. In the future, the General Partner may utilize additional strategies or appoint additional advisors to trade on behalf of the Partnership.

         Until the close of business on December 31, 1996, the assets of the Partnership were allocated for trading in Commodity Interests entirely to the Advisor's Primary Program. The Primary Program consists of the Argo, Vulcan and Siren computer-based, quantitative trading systems. As of January 1, 1997, the General Partner of the Partnership changed the allocation for trading in Commodity Interests to approximately one-half the Advisor's Primary Program and approximately one-half the Advisor's MTech Trading Approach. The MTech Trading Approach is a highly discretionary approach managed by Michael Y. Gan, the Executive Vice President of the Advisor. See "Business -- Trading Programs." The reasons for re-allocating approximately one-half of the Partnership's assets to the MTech Trading Approach were to further diversify the Partnership's investment methodologies and to reduce the Partnership's dependence on the success of computer-based, quantitative trading systems.

         Until the close of business of March 31, 1997, the Partnership paid commodity brokerage commissions to its clearing brokers on a per-trade basis. Effective April 1, 1997, the Partnership began paying to the General Partner a flat-rate monthly brokerage commission of 0.29% of the net asset value of the Partnership at the beginning of each month (a 3.5% annual rate). The General Partner pays from this amount all commission charges and fees with respect to the Partnership's trading in Commodity Interests. The flat-rate monthly commission is common among programs such as the Partnership, although the General Partner believes the rate charged the Partnership is lower than that of similar programs. The flat-rate monthly commission was implemented to shift the potential cost of the higher trading volume of the Mtech Trading

Approach from the Partnership to the clearing brokers and to reduce the administrative costs of tracking the Partnership's trades.

         Effective July 28, 1997, FIMAT replaced Dean Witter Reynolds Inc. as one of the Partnership's clearing brokers as a result of the sale by Dean Witter Reynolds Inc. of its clearing business. FIMAT is an experienced global futures broker and has the backing of Societe Generale, which is one of the largest banks in the world. The Partnership continues to use Man as its other clearing broker. See "Business - The Commodity Brokers."

Results of Operations

         Trading in 1996 and the first nine months of 1997 did not offer the same opportunities for profits as had been experienced during 1994 and 1995. The absence of trending markets as well as sharp reversals in market prices create difficult trading environments, especially for advisors, such as the Advisor, who utilize systematic trend-following trading methodologies. Profit opportunities tend to improve during periods when markets trend more consistently.

         As of September 30, 1997, the net asset value of the Partnership was $16,661,548 compared to its net asset value of $10,803,324 at December 31, 1996. The Partnership's subscriptions and redemptions for the first nine months of 1997 totaled $6,959,935 and $1,042,610, respectively, compared to $5,884,279 and $368,962, respectively, for the first nine months of 1996. For the nine months ended September 30, 1997, the Partnership had revenues comprised of $1,060,347 in realized gains on closed positions, $181,641 in net change in unrealized losses on open futures and options contracts and $565,789 in interest income. For the nine months ended September 30, 1996, the Partnership had revenues comprised of $867,061 in realized losses on closed positions, $536,950 in net change in unrealized losses on open futures and options contracts and $151,250 in interest income. For the nine month period ended September 30, 1997, the Partnership had expenses comprised of $874,575 in incentive fees, $341,284 in brokerage commissions (including clearing and exchange fees), $223,016 in management fees and $64,721 in administrative expenses. This resulted in the Partnership having a net loss of $59,101 for that period. For the nine month period ended September 30, 1996, the Partnership had expenses comprised of $106,049 in brokerage commissions (including clearing and exchange fees), $74,657 in management fees, $0 in incentive fees and $58,233 in administrative expenses. This resulted in the Partnership having a net loss of $417,800 for that period. As indicated above, effective
January 1, 1997, the Partnership's assets were allocated approximately equally between the Advisor's Primary Program and the Advisor's MTech
Trading Approach. During the first nine months of 1997, the Partnership achieved small profits due to trends in the currency and soft markets, and had losses in financial instruments. The net asset value per Unit at September 30, 1997 was $3,375.50 compared to $2,800.48 at December 31,
1996.

         As of December 31, 1996, the net asset value of the Partnership was $10,803,324, an increase of $7,876,641 from its net asset value of $2,926,683 at December 31, 1995. The Partnership's 1996 subscriptions and redemptions totaled $6,957,825 and $460,574, respectively.

For the year ended December 31, 1996, the Partnership had revenues comprised of $1,841,818 in realized gains on closed positions, $121,198 in net change in unrealized losses on open futures and options contracts and $338,896 in interest income. For that same period, the Partnership had expenses comprised of $347,260 in incentive fees, $147,986 in brokerage commissions (including clearing and exchange fees), $101,446 in management fees and $83,434 in administrative expenses. This resulted in the Partnership having net income of $1,379,390 for that period. During fiscal year 1996, the Partnership's assets were allocated to the Advisor's Primary Program. During the year, the Advisor achieved profits on behalf of the Partnership as favorable price trends occurred in certain foreign financial futures, the energy sector and European currencies. The net asset value per Unit at December 31, 1996 increased 10.66% from $3,050.30 at December 31, 1995 to $3,375.50 at December 31, 1996.

         As of December 31, 1995, the net asset value of the Partnership was $2,926,683, an increase of $1,938,979 from its net asset value of $987,704 at December 31, 1994. The Partnership's 1995 subscriptions and redemptions totaled $1,424,985 and $73,300, respectively. For the year ended December 31, 1995, the Partnership had revenues comprised of $767,560 in realized gains on closed positions, $23,597 in net change in unrealized gains on open futures and options contracts and $86,743 in interest income. For that same period, the Partnership had expenses comprised of $205,375 in incentive fees, $17,926 in brokerage commissions (including clearing and exchange fees), $29,248 in management fees and $38,057 in administrative expenses. This resulted in the Partnership having net income of $587,294 for that period. During fiscal year 1995, the Partnership's assets were allocated solely to the Advisor's Primary Program. During the year, the Advisor achieved profits on behalf of the Partnership as favorable price trends occurred in the U.S. and foreign financial sectors as well as in the currency markets. The net asset value per Unit at December 31, 1995 increased 43.23% from $2,129.58 at December 31, 1994 to $3,050.30 at
December 31, 1995.

         As of December 31, 1994, the net asset value of the Partnership was $987,704, an increase of $62,804 from its net asset value of $924,900 at December 31, 1993. The Partnership's 1994 subscriptions and redemptions totaled $50,223 and $210,133, respectively. For the year ended December 31, 1994, the Partnership had revenues comprised of $394,691 in realized gains on closed positions, $76,340 in net change in unrealized losses on open futures and options contracts and $30,515 in interest income. For that same period, the Partnership had expenses comprised of $79,196 in incentive fees, $14,478 in brokerage commissions (including clearing and exchange fees), $18,471 in management fees and $14,007 in administrative expenses. This resulted in the Partnership having net income of $222,714 for that period. During fiscal year 1994, the Partnership's assets were allocated equally among three of the Advisor's computer-based, quantitative traded systems: Vulcan, Argo and Siren. During the year, the Advisor achieved profits on behalf of the Partnership as favorable price trends occurred in the coffee, cotton and livestock markets. The net asset value per Unit at December 31, 1994 increased 31.77% from $1,616.11 at December 31, 1993 to $2,129.58 at December 31, 1994.

Liquidity

         There currently is no established public trading market for the Limited Partnership Units and the Partnership has no plans to register any of the Limited Partnership Units for resale. In addition, the Partnership Agreement contains certain restrictions on the transfer of Limited Partnership Units. As of the last day of any month, a Limited Partner may redeem all of its Limited Partnership Units on 10 days' prior written notice to the General Partner for an amount equal to the balance of such Limited Partner's book capital account as of the last day of any month. See "Description of Registrant's Securities to be Registered--Redemption."

         In general, the Advisor will trade only those Commodity Interests that have sufficient liquidity to enable it to enter and close out positions without causing major price movements. Notwithstanding the foregoing, most United States commodity exchanges limit the amount by which certain commodities may move during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Pursuant to such regulations, no trades may be executed on any given day at prices beyond daily limits. The price of a futures contract occasionally has moved the daily limit for several consecutive days, with little or no trading, thereby effectively preventing a party from liquidating his position. While the occurrence of such an event may reduce or eliminate the liquidity of a particular market, it will not eliminate losses and may in fact substantially increase losses because of his inability to liquidate unfavorable positions. In addition, if there is little or no trading in a particular futures or forward contract that the Partnership is trading, whether such illiquidity is caused by any of the above reasons or otherwise, the Partnership may be unable to liquidate its position prior to its expiration date, thereby requiring the Partnership to make or take delivery of the underlying interests of the commodity investment.

         The Partnership's trading may also be affected by the various conflicts of interest among the Partnership, the General Partner, the Advisor and the clearing brokers. "Business--Conflicts of Interest."

Capital Resources

         The Partnership's capital resources are dependent upon three factors: (a) the trading profit or loss generated by its advisor (including interest income); (b) the money invested or redeemed by the Limited Partners; and (c) capital invested or redeemed by the General Partner. The General Partner has maintained, and has agreed to maintain, at all times, a capital account in such amount as is necessary for the General Partner to maintain a one percent (1%) interest in the capital, income and losses of the Partnership. All capital contributions by the General Partner necessary to maintain such interest capital account balance are evidenced by Units of general partnership interest, each of which shall have an initial value equal to the net asset value per Unit at the time of such contribution. The General Partner in its sole discretion, may withdraw any excess above its required capital contribution without notice to the Limited Partners. The General Partner, in its sole discretion, may also contribute any greater amount to the

Partnership, for which it shall receive additional Units of general partnership interest at the then-current net asset value.

Item 3.           Properties

         The Partnership does not own or lease any physical properties. The Partnership's office is located within the office of the General Partner, at 4 Benedek Road, Princeton, New Jersey 08540.

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management

         As of September 30, 1997, approximately 4,722.999 Partnership Units were held by 213 Limited Partners and the General Partner. The following table sets forth certain information as of September 30, 1997 with respect to each person known to the Partnership to beneficially own more than 5% of the outstanding Partnership Units.


Name and Address                   Number of Limited          Percent of Total
of Beneficial Owner                Partnership Units          Partnership Units
-------------------                -----------------          -----------------
Harry Brener                         252.561                       5.23%
673 Lawrenceville Road
Princeton, NJ 08540

PY Family L.P.                       288.432                       5.97%
101 Morgan Lane, Suite 180
Plainsboro, NJ 08536

James O. Welch, Jr.                  368.984                       7.63%
200 DeForest Avenue
East Hanover, NJ 07936

V.B. Welch Grandchildren Trust       248.897                       5.15%
c/o McCage, Heidrich & Wong
4 Gatehall Drive
Parsippany, NJ 07054

         The Partnership has no directors or officers. The General Partner manages and conducts the business of the Partnership. As of September 30, 1997, the General Partner owned approximately $609,000 of general partner interests in the Company, or 172.63 Partnership Units, representing approximately 3.57% of the total outstanding Partnership Units, and also beneficially owned 20.26 Limited Partnership Units. The General Partner is owned entirely by Robert L. Lerner and trusts for the benefit of him and his family.

Item 5.           Directors and Executive Officers

         The Partnership has no directors or officers. The General Partner, Ruvane Investment Corporation, manages and conducts the business of the Partnership. The General Partner was incorporated as is a Delaware corporation incorporated in January 1990, is and has been registered with the CFTC as a CPO since August 8, 1995; as a CTA since January 12, 1990, and as an introducing broker since May 8, 1995. The General Partner is a member of the NFA.

         Robert L. Lerner is the principal of the General Partner. Mr. Lerner has been the director and president of the General Partner since its formation. Mr. Lerner was the sole general partner and CPO of the Partnership since its inception until November 1995, at which time he transferred and assigned his general partnership interest to the General Partner, and had been individually registered with the CFTC as a CPO and a CTA since October 1984. Mr. Lerner is currently registered as a principal and an associated person of the General Partner. Mr. Lerner had been a sole proprietor providing consulting and marketing services to CTAs from January 1992 to January 1996, at which time he transferred his operations to the General Partner, which continues to provide such services. From May 1988 until January 1992, Mr. Lerner was senior vice president and director of Mount Lucas Management Corporation, an investment advisory firm he co-founded, which specializes in futures investment programs for institutional investors. From July 1985 to May 1988, Mr. Lerner was employed by Commodities Corporation (U.S.A.) N.V., a leading commodity trading advisory firm. Mr. Lerner also has practiced commodities and securities law. Mr. Lerner has a J.D. degree from Boston University Law School and a B.A. degree from Cornell University.

Item 6.           Executive Compensation

         The Partnership has no directors or executive officers. The General Partner manages and conducts the business of the Partnership. The General Partner receives management and other fees from the Partnership. See "Business -- Fees and Expenses."

Item 7.           Certain Relationships and Related Transactions

         The General Partner manages and conducts the business of the Partnership. To compensate the General Partner for its management of the Partnership, its monitoring of the Advisor's portfolio and its assumption of the financial burden of operating the Partnership, the General Partner receives management and other fees from the Partnership. See "Business -- Fees and Expenses." For the years ended December 31, 1996, 1995 and 1994, the General Partner received a management fee from the Partnership pursuant to the Partnership Agreement in the amounts of $29,267, $9,877 and $9,249, respectively. For the years ended December 31, 1996, 1995 and 1994, the General Partner received administrative charges from the Limited Partners pursuant to the Partnership Agreement in the amount of $68,094, $13,150 and $0, respectively. For the years ended December 31, 1996, 1995 and 1994, the General Partner received no brokerage commissions from the Partnership.

Item 8.           Legal Proceedings

         There are no pending legal proceedings to which the Partnership or the General Partner is a party or to which any of their assets are subject.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         There currently is no established public trading market for the Limited Partnership Units. As of September 30, 1997, approximately 4,722.999 Partnership Units were held by 213 Limited Partners and the General Partner.

          Following the effectiveness of this Registration Statement, all of the Limited Partnership Units will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold unless registered under the Securities Act or sold in accordance with an exemption therefrom, such as Rule 144. The Partnership has no plans to register any of the Limited Partnership Units for resale. In addition, the Partnership Agreement contains certain restrictions on the transfer of Limited Partnership Units. See "Description of the Registrant's Securities to be Registered."

         Pursuant to the Partnership Agreement, the General Partner has the sole discretion to determine whether distributions (other than on redemption of Limited Partnership Units), if any, will be made to partners. The Partnership has never paid any distributions and does not anticipate paying any distributions to partners in the foreseeable future.

Item 10.          Recent Sales of Unregistered Securities

         From January 1, 1995 through December 31, 1997, a total of 5,430.13 Partnership Units were sold for the aggregate net subscription amount of $17,796,494. Details of the sale of these Partnership Units are as follows:

Date of Sale                               Value of Units
------------                               --------------
1/1/95                                     -0-
2/1/95                                     $94,125
3/1/95                                     -0-
4/1/95                                     $100,000
5/1/95                                     $62,579
6/1/95                                     $190,000
7/1/95                                     $125,000
8/1/95                                     $200,949
9/1/95                                     $85,000
10/1/95                                    $200,000
11/1/95                                    $107,455
12/1/95                                    $250,000
1/1/96                                     $369,267
2/1/96                                     $564,652
3/1/96                                     $1,110,911
4/1/96                                     $622,250
5/1/96                                     $1,663,701
6/1/96                                     $496,175
7/1/96                                     $334,460
8/1/96                                     $378,185
9/1/96                                     $344,678
10/1/96                                    $753,485
11/1/96                                    $133,643
12/1/96                                    $186,419
1/1/97                                     $418,033
2/1/97                                     $314,060
3/1/97                                     $1,286,300
4/1/97                                     $380,930
5/1/97                                     $1,024,322
6/1/97                                     $821,166
7/1/97                                     $556,729
8/1/97                                     $1,081,465
9/1/97                                     $1,076,930
10/1/97                                    $612,432
11/1/97                                    $391,193
12/1/97                                    $1,450,000

         Investors in the Partnership who subscribed through a selling agent may have been charged a sales commission at a rate negotiated between such selling agent and the investor, which sales commission in no event exceeded 4% of the subscription amount.

         All of the sales of Partnership Units were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Item 11.          Description of the Registrant's Securities to be Registered

         The following description of the Limited Partnership Units is subject to the detailed provisions of the Partnership Agreement, a copy of which has been filed as an exhibit to this Registration Statement.

Nature of the Partnership Interests

         The securities to be registered under this Registration Statement are Limited Partnership Units. The rights of the Limited Partners are governed by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement. The aggregate amount of Partnership Units that may be issued under the Partnership Agreement is $100,000,000. Limited Partnership Units, when purchased by a Limited Partner, will be fully paid and non-assessable, except with respect to amounts distributed to the Limited Partners through redemption of Limited Partnership Units, distribution of Partnership income or capital or otherwise; however, no Limited Partner shall be liable for Partnership obligations in excess of the capital contributed by him and his share of profits (if any), including any distributions and amounts received upon redemption of Limited Partnership Units, together with interest thereon. No Limited Partner shall have any right to demand the return of his capital contributions or any profits added thereto, except upon the termination and dissolution of the Partnership or upon the redemption thereof in accordance with the Partnership Agreement. In no event shall a Limited Partner be entitled to demand or receive property other than cash.

Management of Partnership

         The General Partner, to the exclusion of all Limited Partners, shall conduct and manage the business of the Partnership. Limited Partners who participate in the management of the Partnership may lose their limited liability for obligations of the Partnership.

Term of Partnership

         The term of the Partnership shall end upon the first to occur of the following: (1) December 31, 2006; (2) withdrawal, insolvency or dissolution of the General Partner; (3) a decline of greater than 50% in the Net Assets of the Partnership as of the end of any month after the commencement of trading, from the Net Assets of the Partnership as of the beginning of each fiscal year (with appropriate adjustments for additions or redemptions as consistently computed by the General Partner); or (4) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued.

Redemptions

         Upon ten days' written notice, a Limited Partner may require the Partnership to redeem all or part of his interest in the Partnership effective as of the close of business on the last day of any calendar month at the net asset value thereof on such date. Notwithstanding the above, the General Partner may in its sole discretion and on ten days' prior notice cause the redemption of a Limited Partner's interest in the Partnership.

Withdrawal of Partners

         The Partnership shall terminate and be dissolved upon the withdrawal, insolvency or dissolution of the General Partner. The General Partner shall not withdraw from the Partnership without giving the Limited Partners 45 days' prior written notice. The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner shall not terminate or dissolve the Partnership, and such Limited Partner, his estate, custodian or legal representative shall have no right to withdraw or value such Limited Partner's interest in the Partnership, except upon redemption thereof in accordance with the Partnership Agreement.

Distributions

         The General Partner has the sole discretion in determining whether distributions (other than on redemption of Limited Partnership Units), if any, will be made to partners. All distributions shall be pro rata in accordance with the respective book capital accounts of the partners.

Additional Partners and Transfers of Units

         The General Partner may, in its discretion, offer and sell additional Limited Partnership Units. The General Partner may also consent to and admit any assignee of Limited Partnership Units as a substituted Limited Partner. Any transfer, assignment, pledge or encumbrance of the Limited Partnership Units shall be effective as of the end of the month in which it is made; however, no transfer, assignment, pledge or encumbrance of any Limited Partnership Unit shall be effective unless the General Partner has received at least 20 days' prior written notice thereof.

Amendments

         Amendments to the Partnership Agreement may be proposed by the General Partner or by Limited Partners owning not less than 10% of the then outstanding Limited Partnership Units (not including any Limited Partnership Units held by the General Partner). The approval of a majority of the then outstanding Limited Partnership Units (not including any Limited Partnership Units held by the General Partner) shall be required to pass an amendment. In addition, the Partnership Agreement may be amended by the General Partner upon 30 days' prior notice to each Limited Partner in certain limited circumstances.

Item 12.          Indemnification of Directors and Officers

         The Partnership has no officers or directors and is managed by its General Partner, Ruvane Investment Corporation. The Partnership Agreement provides that the General Partner and its affiliates will be indemnified and held harmless from and against any loss, liability, damage, cost or expense (including legal fees and expenses incurred in defense of any demands, claims or lawsuits) actually and reasonably incurred arising from actions or omissions concerning the business or activities undertaken by or on behalf of the Partnership from any source including, without limitation, any demands, claims or lawsuits initiated by a Limited Partner, if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding, or claim is based were for a purpose reasonably believed to be in, or not opposed to, the best interests of the Partnership and were not (i) in violation of federal or state securities laws, (ii) performed or omitted as a result of intentional or criminal wrongdoing or gross negligence or willful misconduct or (iii) in violation of the General Partner's fiduciary obligations to the Partnership. Rights to indemnification and payment of legal fees and expenses will not be affected in the event of the termination of the Partnership or the withdrawal, dissolution or insolvency of the General Partner.

Item 13.          Financial Statements and Supplementary Data

         The Partnership's financial statements, together with the auditors' reports thereon, appearing on pages F-1 through F-17 hereof, are incorporated herein by reference.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         In 1996, the General Partner engaged the accounting firm of Deloitte & Touche LLP as the Partnership's independent accountants to replace Coopers & Lybrand LLP, the Partnership's former independent accountants, in connection with the audit of the Partnership's fiscal 1996 financial statements. Coopers & Lybrand LLP did not resign and did not decline to stand for re-election. The report of Coopers & Lybrand LLP on the Partnership's financial statements as of and for the year ended December 31, 1995 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Partnership's two most recent fiscal years and during the interim period prior to the engagement of new independent accountants, there were no disagreements with Coopers & Lybrand LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Coopers & Lybrand LLP, would have caused it to make a reference to the subject matter thereof in its report. During the Partnership's two most recent fiscal years and during the interim period prior to the engagement of Deloitte & Touche LLP, there were no consultations with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Partnership's financial statements.


Item 15.          Financial Statements and Exhibits

         (a) See the Index to Financial Statements, which is incorporated herein by reference.

         (b) See the Index to Exhibits, which is incorporated herein by reference.

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 19th day of December, 1997.


                                     THE WILLOWBRIDGE FUND, L.P.

                                     By: Ruvane Investment Corporation
                                     Its: General Partner


                                          By: /s/Robert L. Lerner
                                              ----------------------
                                              Robert L. Lerner, President


                                           INDEX TO FINANCIAL STATEMENTS

                                                                                                PAGE
INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED
DECEMBER 31, 1996                                                                                F-2

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED
DECEMBER 31, 1995 AND 1994                                                                       F-3

FINANCIAL STATEMENTS:

     Statements of Financial Condition for the years ended
     December 31, 1996 and 1995                                                                  F-4

     Statements of Income for the years ended
     December 31, 1996, 1995 and 1994                                                            F-5

     Statements of Changes in Partners' Capital for the years ended
     December 31, 1996, 1995 and 1994                                                            F-6

     Notes to Financial Statements for the years ended
     December 31, 1996, 1995 and 1994                                                            F-7

     Statements of Financial Condition for the nine month period ended
     September 30, 1997 and the year ended December 31, 1996                                     F-11

     Statements of Income for the nine month periods ended
     September 30, 1997 and 1996                                                                 F-12

     Statements of Changes in Partners' Capital for the nine month periods ended
     September 30, 1997 and 1996                                                                 F-13

     Notes to Financial Statements as of September 30, 1997 and
     December 31, 1996 and for the nine months ended September 30, 1997
     and 1996                                                                                    F-14

                                                        F-1

Deloitte & Touche, LLP
INDEPENDENT AUDITORS' REPORT


To the Partners of
The Willowbridge Fund L.P.

We have audited the accompanying statement of financial condition of The Willowbridge Fund L.P. (the "Partnership") as of December 31, 1996 and the related statements of income and changes in partners' capital for the year then ended. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Willowbridge Fund L.P. as of December 31, 1996 and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE, LLP

New York,  New York
February 7, 1997

Coopers & Lybrand LLP
REPORT OF INDEPENDENT ACCOUNTANTS


To the Partners of
The Willowbridge Fund L.P.:

We have audited the accompanying statement of financial condition of The Willowbridge Fund L.P., as of December 31, 1995 and the related statements of income and changes in partners' capital for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Willowbridge Fund L.P. as of December 31, 1995 and the results of its operations for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND, LLP

Princeton, New Jersey
February 23, 1996.

THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------


ASSETS                                             1996                  1995

EQUITY IN COMMODITY FUTURES TRADING ACCOUNT:
  Due from broker                             $  11,176,071                -
  Cash and short-term investments                   -                 2,851,043
  Net unrealized appreciation on open
  futures contracts                                  24,859             146,057
                                              -------------         -----------
                                                 11,200,930           2,997,100

ACCOUNTS RECEIVABLE                                      50                -

CASH IN BANK                                        143,417             284,125
                                             --------------       -------------

TOTAL ASSETS                                  $  11,344,397         $ 3,281,225
                                              =============         ===========


LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
  Accrued incentive fees                    $       347,260       $      77,168
  Advanced subscriptions                            128,000             251,251
  Accrued management fees                            26,789               6,670
  Other accrued expenses                             20,465              18,465
  Redemptions payable                                10,000                 -
  Accrued commissions                                 4,893                 988
  Accounts payable                                    3,666                 -
                                             --------------        ------------

                                                    541,073             354,542

PARTNERS' CAPITAL:
  Limited partners (3,118.841385
    and 930.655173 units, respectively)          10,527,614           2,838,743
  General partner (81.669361 and
    28.817191 units, respectively)                  275,710              87,940
                                             --------------       -------------

                                              $  10,803,324        $  2,926,683
                                              =============        ============

TOTAL LIABILITIES AND PARTNERS' CAPITAL       $  11,344,397        $  3,281,225
                                              =============        ============

NET ASSET VALUE PER UNIT                    $      3,375.50       $    3,050.30
                                            ===============       =============


See notes to financial statements.

THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF INCOME FOR THE
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
-------------------------------------------------------------------------------


                                             1996           1995         1994

REVENUE:

  Gains (losses) on trading of commodity
    futures and options:
  Realized gains on closed positions    $  1,841,818    $  767,560   $ 394,691
  Net change in unrealized (losses)
    gains on open futures and options
    contracts                               (121,198)       23,597     (76,340)
                                         ------------    ----------   ----------

        Total trading profits              1,720,620       791,157     318,351

  Interest income                            338,896        86,743      30,515
                                         ------------    ----------   ----------

        Total revenues                     2,059,516       877,900     348,866
                                         ------------    ----------   ----------

EXPENSES:

  Incentive fees                             347,260      205,375       79,196
  Brokerage commissions (includes
    clearing and exchange fees of
    $19,388, $2,640 and $2,844 in 1996,
    1995 and 1994)                          147,986        17,926       14,478
  Management fees                           101,446        29,248       18,471
  Administrative expenses                    83,434        38,057       14,007
                                         -----------    ----------    ----------

        Total expenses                      680,126       290,606      126,152
                                          ----------    ----------    ----------

NET INCOME                              $ 1,379,390    $  587,294   $  222,714
                                        -----------    ----------    -----------


See notes to financial statements.

THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31,  1996, 1995 and 1994
-------------------------------------------------------------------------------



                                                                       Total
                                        General       Limited         Partners'
                                        Partner       Partners        Capital

PARTNERS' CAPITAL, JANUARY 1, 1994    $  22,081      $ 902,819       $ 924,900

  Additions                               9,249         40,974          50,223

  Redemptions                               -         (210,133)       (210,133)

  Net Income                              9,942        212,772         222,714
                                        ---------     ---------       ---------

PARTNERS' CAPITAL, JANUARY 1, 1995       41,272        946,432         987,704

  Additions                              23,077      1,401,908       1,424,985

  Redemptions                               -          (73,300)        (73,300)

  Net income                             23,591        563,703         587,294
                                       ----------    ----------      ----------


PARTNERS' CAPITAL, JANUARY 1, 1996       87,940      2,838,743       2,926,683

  Additions                             148,410      6,809,415       6,957,825

  Redemptions                              -          (460,574)       (460,574)

  Net income                             39,360      1,340,030       1,379,390
                                      ----------    -----------     -----------

PARTNERS' CAPITAL, DECEMBER 31, 1996  $ 275,710    $ 10,527,614    $10,803,324
                                     ==========    ============    ===========


See notes to financial statements.

THE WILLOWBRIDGE FUND L.P.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 and 1994
---------------------------------------------------------------------------



1.       PARTNERSHIP ORGANIZATION

         The Willowbridge Fund L.P. (the "Partnership"), a Delaware limited partnership, was organized on January 24, 1986. The Partnership is engaged in the speculative trading of commodity futures contracts, options on commodities or commodity futures contracts and forward contracts. The General Partner is registered as a Commodity Pool Operator and a Commodity Trading Advisor ("CTA") with the Commodity Futures Trading Commission. The General Partner is required by the Limited Partnership Agreement, as amended and restated (the "Agreement"), to contribute an amount equal to one percent of the aggregate capital raised by the Partnership. The Agreement requires that all subscriptions are subject to a 1% administrative charge payable to the General Partner.

         2.       SIGNIFICANT ACCOUNTING POLICIES

         Due from Broker - Due from broker represents cash required to meet margin requirements and excess funds not required for margin, which are typically invested in 30- day commercial paper by the broker.

         Short-Term Investments - Short-term investments consist of time deposits that are carried at cost plus accrued interest, which approximates market.

         Revenue Recognition - Commodity futures, options and forward contract transactions are recorded on the trade date, and open contracts are reflected in the financial statements at their fair value on the last business day of the reporting period. The difference between the original contract amount and fair value is reflected in income as an unrealized gain or loss. Fair value is based on quoted market prices. All commodity futures, options and forward contracts and financial instruments are reflected at fair value in the financial statements.

         Commissions - Commission charges to open and close contracts are expensed at the time the contract positions are opened.

         Statement of Cash Flows - The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standard No. 102, "Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale."

         Allocation of Profits (Losses) and Fees - Net realized and unrealized trading gains and losses, interest income and other operating income and expenses are allocated to the partners monthly in proportion to their capital account balance, as defined in the Agreement.

         The General Partner, Ruvane Investment Corporation, was paid a management fee equal to 1% of the net assets of the Partnership (as defined in the Agreement) as of the last day of the previous fiscal year-end. Such fees amounted to $29,267, $9,877 and $9,249 in 1996, 1995 and 1994, respectively.

         The CTA of the Partnership, Willowbridge Associates, Inc. ("Willowbridge"), is entitled to an incentive fee based on an increase in the adjusted net asset value of the allocated assets of the Partnership. The CTA receives 25% of any new profits, as defined in the Agreement. The term "new profits" is defined as the increase, if any, in the adjusted net asset value of the allocated assets. In addition, the Partnership pays a quarterly management fee of 0.25% (1% per year) of the net asset value of the Partnership to Willowbridge.

         Willowbridge rebates to the Partnership the incentive and management fees incurred by three Willowbridge employees who are also limited partners in the Partnership. The rebate to the Partnership is recorded on the Partnership's financial statements as a capital contribution to the partners. The incentive and management fees rebated to these partners in 1996, 1995 and 1994 were $37,049, $100,106 and $40,974, respectively.

         Administrative Expenses - Administrative expenses include professional fees, bookkeeping costs and other charges such as registration fees, printing costs and bank fees.

         Income Taxes - Income taxes have not been provided in the accompanying financial statements as each partner is individually liable for taxes, if any, on their share of the Partnership's profits.

         Redemptions - Limited partners may redeem some or all of their units at the net asset value per unit as of the last business day of each month on at least ten days' written notice to the General Partner.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         The Partnership is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments include financial futures and option contracts.

         Market Risk - Derivative financial instruments involve varying degrees of off-balance sheet market risk whereby changes in the level of volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements in excess of the amounts recognized in the statements of financial condition. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

         The Partnership's risk of loss is typically limited to the amounts recognized in the statement of financial condition and not represented by the notional or contract amounts of these instruments, which reflect the extent of involvement, but not necessarily the amounts subject to risk that the Partnership has in particular classes of financial instruments. The notional or contractual amounts of these obligations at December 31, 1996 and 1995 was approximately $75,667,191 and $7,879,665, respectively.

         At December 31, 1996, the Partnership had concentrations of open commitments in the following market sectors: Financial Instruments (61%) and Foreign Currencies (23%). All other market sectors had 5% or less of the total open commitments.

         Credit Risk - Futures and forwards are contracts for delayed delivery of financial interests in which the seller agrees to make delivery at a specified future date of a specified financial instrument at a specified price or yield. Risk arises from changes in the market value of the underlying instruments and, with respect to forward contracts, from the possible inability of counterparties to meet the terms of the contracts. Credit risk due to counterparty nonperformance associated with these instruments is the net unrealized gain, if any, included in the statements of financial condition.

         The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearing house arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. At December 31, 1996, 100% of the open contracts were exchange traded.

4.      TRADING ACTIVITIES

        The Partnership was formed for the purpose of trading contacts in a variety of commodity interests. The results of the Partnership's trading activity are shown in the statement of income and expenses.

        All of the commodity interests owned by the Partnership are held for trading purposes. The fair value of these commodity interests, including options thereon, at December 31, 1996 and 1995 was $24,859 and $146,057, respectively, and the average fair value during the years then ended, based on a monthly calculation, was $473,679 and $89,913 for 1996 and 1995, respectively.

                                     * * * *

THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                          September 30,            December 31,
                                             1997                      1996
ASSETS

EQUITY IN COMMODITY FUTURES TRADING
     ACCOUNT:
  Due from broker                        $  16,840,150            $  11,176,071
  Options at fair value (cost
    of $164,294 and $0 in 1997 and
    1996, respectively)                        112,056                   -
  Net unrealized appreciation on open
    futures contracts                        (104,544)                   24,859
                                       ----------------         ---------------
                                           16,847,662                11,200,930

SUBSCRIPTIONS RECEIVABLE                      135,000                    -
                                     ------------------           -------------

ACCOUNTS RECEIVABLE                            13,491                        50

CASH IN BANK                                  262,932                   143,417
                                     ------------------             -----------

TOTAL ASSETS                            $  17,258,985            $   11,344,397
                                      ================           ==============

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:

  Accrued incentive fees                $      -                 $      347,260
  Advanced subscriptions                      104,694                   128,000
  Accrued management fees                      81,166                    26,789
  Other accrued expenses                       15,521                    20,465
  Redemptions payable                         390,377                    10,000
  Accrued commissions                           -                         4,893
  Accounts payable                              5,679                     3,666
                                   -------------------        -----------------
                                              597,437                   541,073
PARTNERS' CAPITAL:

  Limited partners
      (4,550.367375 and 3,118.841385
       units, respectively)                16,052,515                10,527,614
  General partner
      (172.631806 and 81.669361
       units, respectively)                   609,033                   275,710
                                    -----------------             -------------

                                        $  16,661,548              $ 10,803,324
                                    =================              ============
TOTAL LIABILITIES AND PARTNERS'
  CAPITAL                              $   17,259,985              $ 11,344,397
                                    =================              ============
NET ASSET VALUE PER UNIT               $     3,527.75              $  3,375.50
                                    =================             ==============
See notes to financial statements.

THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF INCOME FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
-----------------------------------------------------------------------------



                                                      1997              1996
REVENUE:

   Gains (losses) on trading of commodity
     futures and options:
   Realized gains (losses) on closed positions     $1,060,347        $(867,061)
     Net change in unrealized (losses) gains
     on open futures and options contracts          (181,641)          536,950
                                                -------------       -----------

         Total trading profits                       878,706          (330,111)

         Interest income                             565,789           151,250

         Total revenues                            1,444,405          (178,861)
                                                --------------    -------------

EXPENSES:

Incentive fees                                       874,575             -
Brokerage commissions                                341,284           106,049
Management fees                                      223,016            74,657
Administrative expenses                               64,721            58,233
                                               --------------    --------------

         Total expenses                            1,503,506           238,939
                                               --------------    --------------

NET INCOME                                    $      (59,101)    $    (417,800)
                                              ---------------    --------------


See notes to financial statements.

THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
-------------------------------------------------------------------------------



                                                                       Total
                                      General         Limited         Partners'
                                      Partner         Partners        Capital

PARTNERS' CAPITAL, JANUARY 1, 1996   $ 87,940     $  2,838,743    $  2,926,683

  Additions                           137,370        5,746,909       5,884,279

  Redemptions                               -        (368,962)       (368,962)

  Net Income                           (7,042)       (410,758)       (417,800)
                                ----------------   -----------    ------------

PARTNERS' CAPITAL,
  SEPTEMBER 30, 1996              $   218,268      $ 7,805,932    $ 8,024,200
                               ==============    ==============  ==============

PARTNERS' CAPITAL,
  JANUARY 1, 1997                    $275,710     $ 10,527,614   $ 10,803,324

  Additions                           328,640        6,631,295      6,959,935

  Redemptions                            -          (1,042,610)    (1,042,610)

  Net income                            4,683          (63,784)       (59,101)
                               ---------------    --------------  -------------


PARTNERS' CAPITAL,
  SEPTEMBER 30, 1997              $   609,033     $ 16,052,515    $ 16,661,548
                               ===============   ==============  ==============


See notes to financial statements.

THE WILLOWBRIDGE FUND L.P.

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 1997 AND DECEMBER 31, 1996 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
------------------------------------------------------------------------------


1.       PARTNERSHIP ORGANIZATION
         The Willowbridge Fund L.P. (the "Partnership"), a Delaware limited partnership, was organized on January 24, 1986. The Partnership is engaged in the speculative trading of commodity futures contracts, options on commodities or commodity futures contracts and forward contracts. The General Partner is registered as a Commodity Pool Operator and a Commodity Trading Advisor ("CTA") with the Commodity Futures Trading Commission. The General Partner is required by the Limited Partnership Agreement, as amended and restated (the "Agreement"), to contribute an amount equal to one percent of the aggregate capital raised by the Partnership. The Agreement requires that all subscriptions are subject to a 1% administrative charge payable to the General Partner.

         The Partnership shall end on December 31, 2006 or earlier upon withdrawal, insolvency or dissolution of the General Partner or a decline of greater than 50% of the net assets of the Partnership as defined in the Agreement, or under certain other circumstances as defined in the Agreement.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Due from Broker - Due from broker represents cash required to meet margin requirements and excess funds not required for margin, which are typically invested in 30- day commercial paper by the broker.

         Short-Term Investments - Short-term investments consist of time deposits that are carried at cost plus accrued interest, which approximates market.

         Revenue Recognition - Commodity futures, options and forward contract transactions are recorded on the trade date, and open contracts are reflected in the financial statements at their fair value on the last business day of the reporting period. The difference between the original contract amount and fair value is reflected in income as an unrealized gain or loss. Fair value is based on quoted market prices. All commodity futures, options and forward contracts and financial instruments are reflected at fair value in the financial statements.

         Commissions - Commission charges to open and close contracts are expensed at the time the contract positions are opened.

         Statement of Cash Flows - The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standard No. 102,

         "Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale."

         Allocation of Profits (Losses) and Fees - Net realized and unrealized trading gains and losses, interest income and other operating 'income and expenses are allocated to the partners monthly in proportion to their capital account balance, as defined in the Agreement.

         The General Partner, Ruvane Investment Corporation, was paid a management fee equal to 1% of the net assets of the Partnership (as defined in the Agreement) as of the last day of the previous fiscal year-end. Such fees amounted to $108,033 and $29,267 in 1997 and 1996, respectively.

         The CTA of the Partnership, Willowbridge Associates, Inc. ("Willowbridge"), is entitled to an incentive fee based on an increase in the adjusted net asset value of the allocated assets of the Partnership. The CTA receives 25% of any new profits, as defined in the Agreement. The term "new profits" is defined as the increase, if any, in the adjusted net asset value of the allocated assets. In addition, the Partnership pays a quarterly management fee of 0.25% (1% per year) of the net asset value of the Partnership to Willowbridge.

         Willowbridge rebates to the Partnership the incentive and management fees incurred by three Willowbridge employees who are also limited partners in the Partnership. The rebate to the Partnership is recorded on the Partnership's financial statements as a capital contribution to the partners. The incentive and management fees rebated to these partners for the nine month periods ended September 30, 1997 and 1996 were $116,051 and $37,049, respectively.

         Administrative Expenses - Administrative expenses include professional fees, bookkeeping costs and other charges such as registration fees, printing costs and bank fees.

         Income Taxes - Income taxes have not been provided in the accompanying financial statements as each partner is individually liable for taxes, if any, on their share of the Partnership's profits.

         Redemptions - Limited partners may redeem some or all of their units at the net asset value per unit as of the last business day of each month on at least ten days' written notice to the General Partner.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         The Partnership is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments include financial futures and option contracts.

         Market Risk - Derivative financial instruments involve varying degrees of off-balance sheet market risk whereby changes in the level of volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements in excess of the amounts recognized in the statements of financial condition. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

         The Partnership's risk of loss is typically limited to the amounts recognized in the statement of financial condition and not represented by the notional or contract amounts of these instruments which reflect the extent of involvement, but not necessarily the amounts subject to risk that the Partnership has in particular classes of financial instruments. The notional or contractual amounts of these obligations at September 30, 1997 and December 31, 1996 was approximately $98,467,026 and $75,667,191, respectively.

         At September 30, 1997, the Partnership had concentrations of open commitments in the following market sectors: Financial Instruments (63%), Foreign Currencies (15%), Metals (8%) and Grains (8%). All other market sectors had 5% or less of the total open commitments.

         At December 31, 1996, the Partnership had concentrations of open commitments in the following market sectors: Financial Instruments (61%) and Foreign Currencies (23%). All other market sectors had 5% or less of the total open commitments.

         Credit Risk - Futures and forwards are contracts for delayed delivery of financial interests in which the seller agrees to make delivery at a specified future date of a specified financial instrument at a specified price or yield. Risk arises from changes in the market value of the underlying instruments and, with respect to forward contracts, from the possible inability of counterparties to meet the terms of the contracts. Credit risk due to counterparty nonperformance associated with these instruments is the net unrealized gain, if any, included in the statements of financial condition.

         The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearing house arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. At September 30, 1997 and December 31, 1996, 100% of the open contracts were exchange traded.

4.       TRADING ACTIVITIES

         The Partnership was formed for the purpose of trading contacts in a variety of commodity interests. The results of the Partnership's trading activity are shown in the statement of income and expenses.

         All of the commodity interests owned by the Partnership are held for trading purposes. The fair value of these commodity interests, including options thereon, at September 30, 1997 and December 31, 1996 was $7,512 and $24,859, respectively, and the average fair value during the nine month and twelve month periods then ended, based on a monthly calculation, was $711,064 and $473,679 for 1997 and 1996, respectively.


                                     * * * * *

                              INDEX TO EXHIBITS


              Exhibit Number                Item Description

                  3.1              Certificate of Limited Partnership
                                   for The Willowbridge Fund
                                   L.P., dated January 16, 1986

                  3.2 Form of Amended and Restated Limited Partnership Agreement for the
                                   Partnership

                  10.1 Trading Advisor Agreement between the General Partner and the Advisor, dated April 1, 1991

                  10.2             Service Agreement between the
                                   Partnership and Derivatives
                                   Portfolio Management, L.L.C., dated
                                   September 5, 1997

                  16.1             Letter re Change in Certifying
                                   Accountant

                */27.1             Financial Data Schedule

--------
*/To be filed by amendment.